Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Erin E. Martin

Partner

+1.202.739.5729

erin.martin@morganlewis.com

August 6, 2025

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving, Jason Niethamer, Lulu Cheng, and Sandra Hunter Berkheimer

Re:	Osprey Bitcoin Trust
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted May 14, 2025
CIK No. 0001767057

Dear Mr. Irving, Mr. Niethamer, Ms. Cheng, and Ms. Berkheimer:

On behalf of Osprey Bitcoin Trust (the “Trust”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated May 28, 2025, relating to the above-referenced submission of the Trust’s Draft Registration Statement on Form S-1 confidentially submitted on May 14, 2025. Concurrently herewith, the Trust is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italicized text, followed by the corresponding responses from the Trust. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Unless otherwise noted, the page numbers indicated below refer to page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 14, 2025

The Offering

Trust Expenses, page 10

1.	Please revise to clarify who will be the responsible party for fees and expenses relating to the listing exchange. In this regard, we note that in this section and on page F-9 you include “Exchange listing fees” in the list of “Assumed Expenses,” but classify “fees and expenses related to public quotation on the Listing Exchange” and “fees and expenses related to public quotation on OTCQX” as “Extraordinary Expenses.”

In response to the Staff’s comment, the Trust has revised the disclosure on page 10 to clarify that the Sponsor will be the responsible party for fees and expenses relating to the listing exchange. The Trust also revised the disclosure on page 10 to clarify that “Exchange listing fees” are in the list of “Assumed expenses.

Risk Factors

Risk Factors Related to the Digital Asset Markets

Competition from other exchange-traded Bitcoin products, page 28

2.	We note your response to prior comment 8 and re-issue in part. Please update your risk factor to discuss whether the timing of the Trust’s entry into the market may have an impact on its performance.

In response to the Staff’s comment, the Trust has revised the disclosure on page 28.

Business of the Trust

Historical Digital Asset Holdings and Bitcoin Prices, page 59

3.	We note your response to prior comment 14 and re-issue in part. In light of your revised disclosure that the investment objective of the Trust is for the Shares to reflect the performance of Bitcoin as measured by reference to the Lukka Prime Bitcoin Reference Rate, please revise the chart to present Lukka Prime Bitcoin Reference Rate data for comparability.

In response to the Staff’s comment, the Trust advises the Staff that the Trust’s revised investment objective is for the Shares to reflect the performance of Bitcoin as measured by reference to the CME CF Bitcoin Reference Rate – New York Variant (the “Index”). The Trust has revised the chart on page 59 to present data for the Index.

The Index, page 60

4.	We note your revised disclosure in response to comment 15 that the Trust measures the performance of Bitcoin by reference to the Lukka Prime Bitcoin Reference Rate. As we are unable to locate information about an index with this name, please direct us to publicly available information about this index or please revise to correct the name of the index as applicable.

In response to the Staff’s comment, the Trust advises the Staff that the Trust has determined that it will not measure the performance of Bitcoin by reference to the Lukka Prime Bitcoin Reference Rate, but rather intends to transition to the CME CF Bitcoin Reference Rate – New York Variant upon effectiveness of the registration statement. The Trust has revised the disclosure on pages 60 through 62 and throughout the registration statement to reflect that the Trust measures the performance of Bitcoin by reference to the Index.

5.	We note your response to prior comment 11 and re-issue in part. Please revise to:

●	Reconcile the list of Index Pricing Sources here with the list on page 9;
●	Provide tabular disclosure of market share and volume information for each Index Pricing Source;
●	Describe in greater detail the “proprietary ratings criteria” the Index Provider uses to evaluate each trading platform, and the frequency of the Index Provider’s periodic reassessments of and adjustments to the trading platforms;
●	Describe the composition of the Index Provider’s PIOB, and how frequently the PIOB reviews market data;
●	Reconcile usage of the terms “Benchmark Pricing Source” and “Benchmark Provider;” and
●	Describe in greater detail the five-step weighting process used by the Index Provider.

In response to the Staff’s comment, the Trust advises the Staff that the Trust has revised the disclosure on pages 60 through 62.

Creation and Redemption, page 66

6.	We note your disclosure that only certain Authorized Participants can place orders to receive or redeem Baskets in exchange for Bitcoin. Please disclose whether any of your Authorized Participants are able to support in-kind creation and redemption activity.

In response to the Staff’s comment, the Trust advises the Staff that the Trust’s Authorized Participants will not conduct in-kind creation and redemption activity until the Exchange receives the necessary regulatory approval to permit the Trust to create and redeem Shares in-kind for bitcoin.

7.	We note your response to prior comment 12 and re-issue in part. Please revise to:

●	Describe the approval process and specific criteria for engagement as a Bitcoin Trading Counterparty; and

●	Disclose how the Trust will inform Shareholders whether and when it has engaged additional Bitcoin Trading Counterparties.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 65 through 66.

Issuance of Baskets – Transaction Fees, page 66

8.	Please revise to disclose whether transaction fees are payable in cash and/or Bitcoin. If the fees are payable in Bitcoin, please describe the mechanics for valuing and determining the amount in Bitcoin, and for remitting in-kind payments to the Trust.

In response to the Staff’s comment, the Trust has revised the disclosure on page 66.

Issuance of Baskets – Cash Creations, page 67

9.	Please revise to describe the material terms of the Trade Financing Agreement, and file that agreement as a material contract or explain why you are not required to do so.

In response to the Staff’s comment, the Trust advises the Staff that the Trust will disclose the material terms of the Trade Financing Agreement and provide that agreement to the Staff when it is available.

Plan of Distribution

Selling Shareholders, page 91

10.	We note your response to prior comment 4. Please advise whether the selling shareholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling shareholder registered as a broker-dealer who did not receive their Shares as compensation for investment banking or similar services should be identified as an underwriter. If a selling shareholder is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the Shares to be resold, the selling shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholders as underwriters.

In response to the Staff’s comment, the Trust respectfully advises the Staff that the selling shareholders are neither broker-dealers nor affiliates of broker-dealers.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.202.739.5729.

Very truly yours,

/s/ Erin E. Martin